Miller Petroleum, Inc.

3651 Baker Highway

Huntsville, TN 37756

Telephone: 423-663-9457

April 17, 2009

‘CORRESP’

Mail Stop 7010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chris White, Branch Chief

Bob Carroll

Shannon Buskirk

Re:	Miller Petroleum, Inc. (the “Company’)

Form 10-KSB for the fiscal year ended April 30, 2008

File No. 033-022349-FW

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter dated April 9, 2009 providing comments on the above-referenced filing and in response to the Company’s letter dated March 18, 2009. Following are the Company’s responses to such comments. Because we do not believe that any of these responses will result in a restatement of our financial statements, and in an effort to avoid filing more than one amendment to our 2008 10-KSB and our Form 10-Q for the period ended July 31, 2008, as set forth in the Company’s March 18, 2009 letter which responded to the staff’s letter of comment dated February 25, 200, we would prefer to defer the filing of such an amendment until such time as we have satisfied the staff’s comments and the final scope of the additional disclosure is determinable. Where appropriate, however, we have provided the text of the proposed revised disclosure which will appear in the amendment to the 2008 10-KSB and the first quarter 2009 10-Q.

Form 10-KSB for fiscal year ended April 30, 2008

Note 12 - SFAS No. 69 Supplemental Disclosure, page 34

1.

We note your response to our prior comment 1. Based on your response, the terms of the settlement with Wind City Oil & Gas, LLC (“Wind City”) provide for the return of certain oil and gas assets from the Wind City Joint Venture to you as well as a payment of $4.35 million to Wind City for the return of 2.9 million shares of your common stock. However, subsequent to year end in connection with the sales transaction with Atlas America, LLC, you disclose on page 13 of the Form 10-K that you paid $10.6 million to Wind City for common shares and certain other assets. The exact terms of the settlement ruling are unclear. In order to further our understanding of the assets and liabilities involved in the arbitration matter settled in March 2008 and your related accounting or such assets and liabilities as of April 30, 2008, please clearly identify all terms of the settlement and what assets you expect to receive and liabilities you expect to incur.

RESPONSE: The transactions between the Company and Wind City which related to the payment to Wind City of an aggregate of $10.6 million include both those governed by the arbitration award as well as a separate agreement between the Company and Wind City related to the purchase of additional assets.

As previously disclosed, the arbitration related to claims and counterclaims by Wind City and the Company arising out of the relationship between the Company and Wind City which included the following:

•          a stock purchase agreement entered into between the Company and Wind City in December 2005 whereby the Company sold Wind City 2.9 million shares of its common stock for an aggregate purchase price of $4.35 million. Under the terms of the stock purchase agreement, Wind City had the right to resell the shares to the Company for the original purchase price providing that such right was exercised within three months of the date of sale, and

•          a joint venture arrangement pursuant to which the Company and Wind City agreed to jointly explore, drill and develop certain oil and gas wells in Tennessee and Texas. As part of the arrangement, the Company agreed to contribute the properties that were to be the subject of the exploration, development and drilling to the joint venture entity (the “JV”). The JV was owned 50.1% by Wind City and 49.9% by the Company.

The relationship between the Company and Wind City was difficult which inevitably led to the litigation which was the subject of the arbitration award which was made on March 7, 2008. The arbitration award ordered:

•          Wind City to deliver to the Company the leases that were contributed to the JV which included two producing gas wells, Lindsey #19 and Edwards Fowler u #1, and

•          the Company to enter into a stock repurchase agreement to repurchase the 2.9 million shares of its common stock from Wind City for $4.35 million.

Neither party was awarded any damages, Wind City’s claim for disgorgement of payments made to the Company was denied and the Company’s claim for payment for services performed and overhead incurred was dismissed without prejudice.

Other than the obligation to repurchase the 2.9 million shares of common stock from Wind City, the Company did not incur any liabilities in connection with the arbitration and it received the 50.1% ownership in the leases it had previously contributed to the JV, thereby giving it 100% ownership in those assets.

In June 2008 the Company and Wind City concluded the purchase by the Company of certain additional assets from Wind City for $6,250,000, which included:

• an RD20 drilling rig	$810,000
• Lindsey #19 well (1)	200,000
• Edward Fowler U#1 well (1)	200,000
• Eight drilled but not yet completed wells	5,040,000
$6,250,000

(1)         As set forth above, these wells had been contributed to the JV at the time of formation and under the terms of the arbitration award Wind City was ordered to return these wells to the Company. Following the arbitration ruling, Wind City filed new litigation in the State of New York related to the JV, having advised the Company that it did not agree with the arbitration ruling. In addition, during the course of the JV and pursuant to its obligations Wind City had expended funds to drill the wells. While the Company was not obligated to reimburse Wind City for any expenses associated with the drilling of these wells, in order to induce Wind City to not proceed with additional litigation so that the Company could move forward with its business, the Company agreed to pay Wind City an additional $200,000 per well as part of the overall settlement.

The Company needed to raise the cash to fund the repurchase of the stock from Wind City as well as the purchase of the additional equipment from Wind City which was unrelated to the arbitration award. The Company negotiated a transaction with Atlas America whereby it sold Atlas America approximately 30,000 acres of oil and gas leases which were assets owned by the Company completely unrelated to any business dealings the Company had with Wind City together with the eight drilled but not yet completed wells previously contributed to the joint venture (over which it had 100% interest as a result of the arbitration award) for $19.6 million. The closing of the purchase of the assets from Wind City for $6.25 million, the repurchase of the 2.9 million shares of common stock for $4.35 million and the sale of the assets to Atlas America for $19.6 million closed contemporaneously. At closing, upon instructions from the Company Atlas America disbursed directly to Wind City a total of $10.6 million on the Company’s behalf, which included the $4.35 million for the stock repurchase and the $6.25 million for the purchase of the unrelated assets.

2.

Additionally, although final arbitration occurred in March 2008, it appears from your disclosure that the settlement with Wind City was contingent upon a concurrent sales transaction of your oil and gas leases and wells to Atlas America on June 13, 2008. If your settlement was contingent upon the sale to Atlas America, we disagree with your conclusion it was appropriate to update your reserve tables or record a reclassification of your Investment in Joint Venture to Oil and Gas Properties for the fiscal year ended April 30, 2008. Please clarify the parties involved in the settlement ruling in March 2008. Tell us whether the fulfillment of the terms of the settlement is contingent upon the sale of specific assets to Atlas America. If so, please identify those assets.

RESPONSE: The parties to the settlement were the Company, Wind City and Wind City Oil & Gas Management, LLC, an affiliate of Wind City. While the Company needed to raise $4.35 million to fulfill the terms of the settlement, the fulfillment of the terms of the arbitration was not contingent upon a sale of any assets to Atlas America. The Company could have sold other assets to other parties, leveraged its assets or raised the cash through a sale of equity.

3.

On a related matter, we note the disclosures in Note 11 on page 33 of the Form 10-K discussing the litigation commenced by CNX Gas Company, LLC (“CNX”). Tell us how CNX was involved in the settlement with Wind City and the sale of assets to Atlas America.

RESPONSE: Before the Company entered into aforedescribed agreement with Atlas America in June 2008, in May 2008 the Company entered into a non-binding letter of intent with CNX whereby the Company was to sell certain leases to CNX. The letter of intent did not progress to a definitive agreement and the leases which were the subject of the letter of intent with CNX were included in the assets sold by the Company to Atlas America in June 2008. CNX subsequently sued the Company to compel it to specifically perform the assignments as described in the letter of intent and for damages. A Notice of Lien Lis Pendens was issued June 11, 2008. The court refused to grant a restraining order pending a hearing of the matter on the merits; however, the order entered by the court prohibited Atlas America from conveying the leases for 60 days from the date of the order. The 60 day period expired. On January 30, 2009 the court found that the claims of CNX had no merit, granted the Company’s motion for summary judgment and dismissed all claims asserted by CNX in that action. CNX has appealed the ruling and the appeal is pending.

CNX was not a party to or otherwise involved in the settlement with Wind City nor was it a party to the agreement with Atlas America.

Form 10-Q for the quarterly period ended July 31, 2008

Item 4T. Controls and Procedures, page 17

4.

We note your response to our prior comment 2. It is unclear from your response how the remediation of your material weaknesses including an internal reorganization of personnel and the use of additional outside accounting personnel could not have required any changes in your internal control over financial reporting. Please support your conclusion that these remediation efforts did not result in any changes in internal control during the first quarter ended July 31, 2008. Refer to Item 308(T) of Regulation S-K.

RESPONSE: Upon further consideration, the Company has determined to revise its disclosure in Item 4T. Controls and Procedures, in its Quarterly Report on Form 10-Q for the period ended July 31, 2008 to reflect that the remediation of the previously disclosed material weaknesses in disclosure controls and procedures resulted in changes in internal control over financial reporting during the first quarter of 2009. The Company is proposing that the following language will appear in Item 4T. of its to be amended 10-Q; revisions to the original disclosure appear in the underlined text:

Item 4T.	Controls and Procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report (the “Evaluation Dates”). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded as of the Evaluation Dates that our disclosure controls and procedures were effective such that the information relating to our company required to be disclosed in our reports filed with the Securities and Exchange Commission (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

During the period covered by this report we made several changes in our internal control over financial reporting to remediate material weaknesses disclosed in our Annual Report on Form 10-KSB for the year ended April 30, 2008. These changes included our allocation of additional personnel and engagement of outside accounting personnel to:

•          perform a review of the consolidation and supporting financial statement disclosure schedules independent of the preparer;

•          assist us in the preparation for our quarterly review; and

•          research all applicable accounting pronouncements as they related to our financial statements and underlying disclosures.

Other than as set forth above, there was no change in our internal control over financial reporting identified in connection with the evaluation that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Form 10-Q for the quarterly period ended October 31, 2008

Note 3 - Sale of Oil and Gas Properties and Equipment Purchases, page 7

5.

We note your response to our prior comment 3 and the calculation of the gain on your sale of oil and gas properties to Atlas America, LLC. The calculation of the gain included with your response is unclear since you have included what appear to be unrelated items related to the settlement with Wind City Oil & Gas. Please revise your response to segregate these two transactions. First, tell us in detail how you accounted for your settlement of Wind City Oil & Gas dispute. Secondly, tell us how you determined the cost, and the related gain, for the sale of 30,000 acres of oil and gas leases, along with eight drilled but not completed wells to Atlas America, LLC. Please include journal entries with your response that reflect your accounting for each transaction.

RESPONSE: We believe all items are related as these transactions occurred simultaneously. As set forth above in response to comment 2, while the Company needed to raise $4.35 million to fulfill the terms of the settlement, the fulfillment of the terms of the arbitration was not contingent upon a sale of any assets to Atlas America. From a practical standpoint, the Company was utilizing a portion of the proceeds from the sale to Atlas America to conclude the stock repurchase as well as the purchase of additional assets from Wind City (and the eight drilled but not yet completed wells were being resold to Atlas America ), without the lease sale to Atlas America, the Wind City transactions would not have occurred at that time. Therefore, upon the Company’s instructions the funds for the repurchase of the stock pursuant to the settlement with Wind City of $ 4.35 million was distributed directly to them from the Atlas America escrow account, without passing through the Company.

The settlement of the Wind City dispute on the Company’s books was concluded in two steps. First, the arbitrator reached its decision in March 2008, but prior to our issuance of our 10-Q for the period ended January 31, 2008. Therefore, at that time we reclassified the Wind City related stock payment of $4.35 million (recorded at the time as Temporary Equity), into the current liability account Liability for stock repurchase. We also reclassified the related Investments in joint venture at cost of $801,319 (our basis in oil and gas leases which were subsequently sold to Atlas America) to Oil and Gas Properties. After the settlement in June 2008 and in our 10-Q for the quarter ended July 31, 2008, we recorded the remainder of the transaction on our books. Please see Exhibit A for a detail of the transaction and the balance sheet and income statement categories which were affected.

We trust the foregoing sufficiently responds to the staff’s comments. In closing, the staff’s letter of April 9, 2009 was addressed to Mr. Lyle H. Cooper, the Company’s former Chief Financial Officer, instead of Mr. Paul W. Boyd, the Company’s current Chief Financial Officer and the signatory of the Company’s March 18, 2009. The departure of Mr. Cooper and the appointment of Mr. Boyd have previously been disclosed in a Current Report on Form 8-K as filed with the Commission on September 30, 2009. Please address any subsequent correspondence to Mr. Boyd.

Sincerely,

/s/ Paul W. Boyd

Paul W. Boyd

Chief Financial Officer

EXHIBIT A

Analysis of Sale to Atlas

There were three disbursements issued from the escrow account on the $19.625 million sale to Atlas. These were as follows:

		Assets	Liabilities	Equity	Revenue	Cost of Revenue
Wired to Wind City	10,600,000				(10,600,000)
Stock Repayment	(4,350,000)		4,350,000
RD20 Drilling Rig	(810,000)	810,000
Lindsey #19	(200,000)	200,000
Edward Fowler U#1	(200,000)	200,000
Eight Wells sold to Atlas	(5,040,000)					5,040,000
	—

Wired to Cresta Capital Strategies	600,000				(600,000)	600,000

Wired to Miller Petroleum Inc.	8,425,000				(8,425,000)
Paid to Scott Boruff	(300,000)					300,000
Paid to Daugherty Petroleum Inc.	(169,111)					169,111
	7,955,889

Basis of Leases Sold		(801,319)				801,319

Non-cash Transactions
Stock to Scott Boruff				(825,000)		825,000
Warrants to Cresta Capital Strategies				(174,000)		174,000

Total Cash Wired	19,625,000				(19,625,000)	7,909,430

Net Gain on Sale					$11,715,570